SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 30 October, 2019

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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30 October 2019

Statement re future dividend decisions

In response to certain commentary following BP's 3Q 2019 results issued on 29 October 2019, BP wishes to confirm that no decision has yet been made with respect to the 4Q 2019 or any future dividend. Any decisions with respect to future dividends will be made by the Board of BP p.l.c. following the end of each quarter.

-- ENDS --

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 30 October 2019
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary